ARIZONA STAR RESOURCE CORP.
SUPPLEMENTAL INFORMATION

CONCERNING THE ADJOURNED AND RECONVENED
ANNUAL GENERAL MEETING OF THE SHAREHOLDERS OF
ARIZONA STAR RESOURCE CORP.

TO BE HELD ON DECEMBER 16, 2004

IF YOU DEPOSITED A VALID PROXY 48 HOURS PRIOR TO THE ANNUAL GENERAL
MEETING OF SHAREHOLDERS HELD ON NOVEMBER 3, 2004,
WHICH MEETING WAS ADJOURNED,
AND YOU DO NOT INTEND TO CHANGE YOUR VOTE, NO FURTHER ACTION IS
REQUIRED.

Any questions and requests for assistance may be directed to Allen Nelson & Co at (800) 932-0181 or to Arizona Star Resource Corp. at 1-800-316-8855.

November 19, 2004

November 19, 2004

Dear Arizona Star Shareholder,

The directors of Arizona Star Resource Corp. ("Arizona Star" or the “Company”) invite you to attend a reconvened meeting (the “December 16th Meeting”) of the shareholders of Arizona Star (the "Arizona Star Shareholders") to be held at the Georgia A Room at the Hyatt Regency Hotel, 655 Burrard Street, Vancouver, British Columbia on Thursday, December 16, 2004 at 11:00 a.m. (Vancouver time) for the purpose of approving the business to be conducted at the annual general meeting (the “Annual Business Resolutions”) of the Company. IF YOU HAVE DEPOSITED A VALID PROXY 48 HOURS PRIOR TO THE ANNUAL GENERAL MEETING OF ARIZONA STAR SHAREHOLDERS HELD ON NOVEMBER 3, 2004 (THE "NOVEMBER 3rd MEETING"), WHICH MEETING WAS ADJOURNED, AND YOU DO NOT INTEND TO CHANGE YOUR VOTE, NO FURTHER ACTION IS REQUIRED.

Valid proxies which were deposited prior to the proxy cut-off of 2:00 p.m. (Vancouver time) on November 1, 2004, will be valid for the purposes of the vote at the December 16th Meeting unless a new proxy is submitted as described below or the prior proxy is otherwise revoked.

At the November 3rd Meeting, Mr. Roger Richer, President and a director of the Company and the Chairman of the November 3rd Meeting advised the meeting that a party had deposited with the Scrutineer more than 48 hours before the November 3rd Meeting two forms of proxy to vote approximately 12 million shares. The Chairman confirmed that he had reviewed the proxies and taken counsel as to the validity of the proxies. The Chairman stated that based on his review of the proxies and the advice that he had received, he was satisfied that the forms of proxy in question were not proper and did not confer authority to vote at the November 3rd Meeting. Accordingly, the Chairman ruled the forms of proxy to be unacceptable and neither of them were counted in the proxy tabulation report for the November 3rd Meeting.

The Chairman then advised the November 3rd Meeting, that the directors of Arizona Star had recently had discussions with Mr. Henry Fenig, who is on Arizona Star's Board as the representative of Pan Atlantic Bank and Trust Company Ltd., a significant shareholder of Arizona Star. These discussions had led the Board to believe that this dissident shareholder wished to elect a dissident slate to the board of directors of Arizona Star and install new management. The Chairman believed, following consultation with the Company’s two fully independent directors, that it was appropriate to adjourn the November 3rd Meeting to December 16, 2004, in order to allow all of the shareholders of Arizona Star the opportunity to participate in this important decision on an informed basis.

At the December 16th Meeting you will be asked to consider and, if deemed appropriate, to pass the Annual Business Resolutions as set out in the information circular dated September 15, 2004 (the "Circular") previously provided to Arizona Star Shareholders. In the event that you did not deposit a valid proxy 48 hours prior to the November 3rd Meeting or you wish to change your vote, complete the enclosed form of proxy and return it, by 11:00 a.m. (Vancouver time) on Tuesday, December 14, 2004, to Computershare Trust Company of Canada, at the address specified on the form of proxy. Registered shareholders voting by proxy may still vote in person at the December 16th Meeting, but voting by proxy will ensure that your vote will be counted if you are unable to attend.

THE FULLY INDEPENDENT DIRECTORS OF ARIZONA STAR RECOMMEND THAT THE SHAREHOLDERS VOTE MANAGEMENT’S WHITE PROXY FOR ALL OF MANAGEMENT’S DIRECTOR NOMINEES AND ALL OTHER PROPOSALS, AT THE DECEMBER 16TH MEETING.

Arizona Star has prepared and attaches to this letter a Supplemental Information Booklet which provides a notice of the reconvened December 16th Meeting and further information concerning the adjourned November 3rd Meeting including an update of events that have occurred since that date.

Arizona Star has retained the services of Allen Nelson & Co. as a proxy solicitation advisor in connection with the December 16th Meeting. If you have any questions, or need assistance completing Management’s white proxy, please call Allen Nelson & Co. at (800) 932-0181 (toll free in Canada and the U.S.).

Sincerely,

“Roger Richer”

 Roger Richer

President

ARIZONA STAR RESOURCE CORP.
Suite 3100 – 595 Burrard Street
P.O. Box 49143, Three Bentall Centre
Vancouver, British Columbia, V7X 1J1
(604) 681-8371

NOTICE OF RECONVENED ANNUAL GENERAL MEETING OF SHAREHOLDERS

NOTICE IS HEREBY GIVEN that the reconvened Annual General Meeting of the Shareholders of Arizona Star Resource Corp. (hereinafter called the “Company”) will be held at the Georgia A Room at the Hyatt Regency Hotel Vancouver, 655 Burrard Street, Vancouver, British Columbia, on Thursday, the 16th day of December, 2004 at the hour of 11:00 in the morning (local time), for the following purposes:

1.

To receive the report of the directors.

2.

To receive the audited consolidated financial statements of the Company for the fiscal year ended April 30, 2004 (with comparative statements relating to the preceding fiscal period) together with the report of the auditors thereon;

3.

To fix the number of directors at six (6);

4.

To elect directors;

5.

To appoint the auditors and to authorize the directors to fix their remuneration; and

6.

To transact such further or other business as may properly come before the meeting or any adjournment or adjournments thereof.

Accompanying this Notice is a Supplemental Information Booklet and form of Proxy. The accompanying Supplemental Information Booklet provides information relating to the adjournment of the Annual General Meeting on November 3, 2004 and matters that have arisen since that date.

Shareholders are entitled to vote at the Meeting either in person or by proxy. Those who are unable to attend the meeting are requested to read, complete, sign and mail the enclosed form of proxy in accordance with the instructions set out in the proxy and in the Information Circular accompanying this Notice. Please advise the Company of any change in your mailing address.

IF YOU HAVE DEPOSITED A VALID PROXY 48 HOURS PRIOR TO THE ANNUAL GENERAL MEETING OF ARIZONA STAR SHAREHOLDERS HELD ON NOVEMBER 3, 2004, WHICH MEETING WAS ADJOURNED, AND YOU DO NOT INTEND TO CHANGE YOUR VOTE, NO FURTHER ACTION IS REQUIRED.

DATED at Vancouver, British Columbia, this 19th day of November, 2004.

BY ORDER OF THE BOARD

“Roger Richer”

President and Director

Reference is made to, and this supplemental information booklet is qualified in its entirety by, the more detailed information contained in the Information Circular of Arizona Star dated September 15, 2004 (the "Circular"). Shareholders are encouraged to read the Circular and this supplemental information booklet carefully and in their entirety. Capitalized words and terms not otherwise defined in this supplemental information booklet have the same meanings as set forth in the Circular.

NOTICE TO UNITED STATES SHAREHOLDERS

This solicitation of proxies is not subject to the requirements of Section 14(a) of the U.S. Securities Exchange Act of 1934, as amended (the "U.S. Exchange Act"). Accordingly, such solicitation is made in the United States with respect to securities of Canadian foreign private issuers in accordance with Canadian corporate and securities laws and the Circular has been prepared in accordance with disclosure requirements applicable in Canada. Shareholders of Arizona Star in the United States should be aware that such requirements are different from those of the United States applicable to registration statements under the U.S. Securities Act of 1933, as amended (the "U.S. Securities Act") and proxy statements under the U.S. Exchange Act.

CAUTION REGARDING FORWARD-LOOKING STATEMENTS

This supplemental information booklet includes "forward-looking statements" within the meanings of the U.S. Securities Act and the U.S. Exchange Act. All statements, other than statements of historical facts, included in this supplemental information booklet that address activities, events, or developments that Arizona Star expects or anticipates will or may occur in the future, including such things as future business strategy, competitive strengths, goals, expansion and growth of Arizona Star's business, operations, plans and other such matters are forward-looking statements. When used in this supplemental information booklet, the words "estimate", "plan", "anticipate", "expect", "intend", "believe" and similar expressions are intended to identify forward-looking statements.

INFORMATION CONCERNING THE DECEMBER 16TH MEETING

Time, Date and Place

A reconvened meeting (the "December 16th Meeting") of the shareholders of Arizona Star will be held at the Georgia A Room at the Hyatt Regency Hotel Vancouver, 655 Burrard Street, Vancouver, British Columbia on Thursday, December 16, 2004 at 11:00 a.m. (Vancouver time) for the purpose of re-convening its previously adjourned annual general meeting of Arizona Star and approving the business to be conducted at the annual general meeting (the “Annual Business Resolutions”). IF YOU HAVE DEPOSITED A VALID PROXY 48 HOURS PRIOR TO THE ANNUAL GENERAL MEETING OF ARIZONA STAR SHAREHOLDERS HELD ON NOVEMBER 3, 2004, (THE "NOVEMBER 3RD MEETING"), WHICH MEETING WAS ADJOURNED, AND YOU DO NOT INTEND TO CHANGE YOUR VOTE, NO FURTHER ACTION IS REQUIRED.

At the November 3rd Meeting, Mr. Roger Richer, President and a director of the Company and the Chairman of the November 3rd Meeting advised the meeting that a party had deposited with the Scrutineer more than 48 hours before the November 3rd Meeting two forms of proxy to vote approximately 12 million shares. The Chairman confirmed that he had reviewed the proxies and taken counsel as to the validity of the proxies. The Chairman stated that based on his review of the proxies and the advice that he had received, he was satisfied that the forms of proxy in question were not proper and did not confer authority to vote at the November 3rd Meeting. Accordingly, the Chairman ruled the forms of proxy to be unacceptable and neither of them were counted in the proxy tabulation report for the November 3rd Meeting.

The Chairman then advised the November 3rd Meeting, that the directors of Arizona Star had recently had discussions with Mr. Henry Fenig, who is on Arizona Star's Board as the representative of Pan Atlantic Bank and Trust Company Ltd., a significant shareholder of Arizona Star. These discussions had led the Board to believe that this dissident shareholder wished to elect a dissident slate to the board of directors of Arizona Star and install new management. The Chairman believed that, following consultation with the Company’s two fully independent directors, it was appropriate to adjourn the November 3rd Meeting to December 16, 2004, in order to allow all of the shareholders of Arizona Star the opportunity to participate in this important decision on an informed basis.

Record Date and Shares Entitled to Vote

At the close of business on September 15, 2004 (the "Record Date") there were 40,375,937 Arizona Star Shares outstanding. Arizona Star Shareholders of record at the close of business on the Record Date are entitled to vote at the reconvened December 16th Meeting.

Matters to be Considered

At the reconvened December 16th Meeting, the Arizona Star Shareholders will be asked to vote in favour of the Annual Business Resolutions contained in the Information Circular of Arizona Star dated September 15, 2004 (the “Circular”).

THE FULLY INDEPENDENT DIRECTORS OF ARIZONA STAR RECOMMEND THAT THE ARIZONA STAR SHAREHOLDERS VOTE MANAGEMENT’S WHITE PROXY FOR ALL OF MANAGEMENT’S DIRECTOR NOMINEES, AND ALL OTHER PROPOSALS AT THE DECEMBER 16TH MEETING.

GENERAL PROXY INFORMATION

Proxies Deposited for the November

3rd Meeting

Registered Shareholders

Valid Proxies which were deposited prior to the proxy cut-off of 2:00 p.m. (Vancouver time) on Monday, November 1, 2004, will be valid for the purposes of the vote at the December 16th Meeting unless a new proxy is deposited as described below or the prior proxy is otherwise revoked. IF A REGISTERED HOLDER HAS DEPOSITED A VALID PROXY 48 HOURS PRIOR TO THE NOVEMBER 3RD MEETING AND DOES NOT INTEND TO CHANGE THE CHOICES SPECIFIED IN SUCH PROXY, NO FURTHER ACTION IS REQUIRED.

Non-Registered Shareholders

Valid Proxies which were deposited prior to proxy the cut-off of 2:00 p.m. (Vancouver time) on November 1, 2004, will be valid for the purposes of the vote at the December 16th Meeting unless a new proxy is deposited as described below or the prior proxy is otherwise revoked. IF A NON-REGISTERED HOLDER HAS DEPOSITED A VALID PROXY 48 HOURS PRIOR TO THE NOVEMBER 3RD MEETING AND DOES NOT INTEND TO CHANGE THE CHOICES SPECIFIED IN SUCH PROXY, NO FURTHER ACTION IS REQUIRED.

Solicitation of Proxies

The information contained herein is furnished in connection with the solicitation of proxies by management of Arizona Star for use at the December 16th Meeting to be held at the Georgia A Room at the Hyatt Regency Hotel Vancouver, 655 Burrard Street, Vancouver, British Columbia on Thursday, December 16, 2004 at 11:00 a.m. (Vancouver time).

While it is expected that the solicitation of proxies for the December 16th Meeting will be made primarily by mail; proxies may be solicited personally or by telephone by the directors, officers, employees and agents of Arizona Star in respect of the December 16th Meeting. The solicitation of proxies for the reconvened December 16th Meeting is being made by or on behalf of the management of Arizona Star and Arizona Star will bear its costs in respect of the solicitation of proxies for the December 16th Meeting. In addition, Arizona Star will reimburse brokers and nominees for their reasonable expenses in forwarding proxies and accompanying materials to beneficial owners of Arizona Star common shares.

The Company has retained Allen Nelson & Co., a proxy solicitation firm based in Seattle, Washington to assist in the solicitation of proxies on behalf of management for use at the December 16th Meeting. The Company will pay Allen Nelson & Co. a fee estimated at US$25,000 for such services and will reimburse its customary out-of-pocket expenses.

Appointment of Proxyholder

The individuals named in the accompanying form of proxy are Roger Richer, the President and a director of the Company and Stephen Kay, a director of the Company. A SHAREHOLDER WISHING TO APPOINT SOME OTHER PERSON (WHO NEED NOT BE A SHAREHOLDER) TO REPRESENT HIM AT THE DECEMBER 16th MEETING HAS THE RIGHT TO DO SO, EITHER BY STRIKING OUT THE NAMES OF THOSE PERSONS NAMED IN THE ACCOMPANYING FORM OF PROXY AND INSERTING THE DESIRED PERSON’S NAME IN THE BLANK SPACE PROVIDED IN THE FORM OF PROXY OR BY COMPLETING ANOTHER FORM OF PROXY. A proxy will not be valid unless the completed form of proxy is received by COMPUTERSHARE TRUST COMPANY OF CANADA, Proxy Dept. 100 University Avenue, 9th Floor, Toronto, Ontario, M5J 2Y1 not less than 48 hours (excluding Saturdays, Sundays and holidays) before the time for holding the December 16th Meeting or any adjournment thereof. Proxies delivered after that time will not be accepted.

Revocation Of Proxies

A shareholder who has given a proxy may revoke it by an instrument in writing executed by the shareholder or by his attorney authorized in writing or, where the shareholder is a corporation, by a duly authorized officer or attorney of the corporation, and delivered to the registered office of the Company, at Suite 3350, 1055 Dunsmuir Street, Vancouver, British Columbia, V7X 1J1 at any time up to and including the last business day preceding the day of the December 16th Meeting, or if adjourned, any reconvening thereof, or to the Chairman of the December 16th Meeting on the day of the meeting or, if adjourned, any reconvening thereof or in any other manner provided by law. A revocation of a proxy does not affect any matter on which a vote has been taken prior to the revocation.

Advice to Beneficial Shareholders

Only registered shareholders or duly appointed proxyholders are permitted to vote at the December 16th Meeting. Shareholders who do not hold their shares in their own name (referred to herein as “Beneficial Shareholders”) are advised that only proxies from shareholders of record can be recognized and voted at the December 16th Meeting. Beneficial Shareholders who complete and return an instrument of proxy must indicate thereon the person (usually a brokerage house) who holds their shares as a registered shareholder. Every intermediary (broker) has its own mailing procedure, and provides its own return instructions, which should be carefully followed. The instrument of proxy supplied to Beneficial Shareholders is identical to that provided to registered shareholders. However, its purpose is limited to instructing the registered shareholder how to vote on behalf of the Beneficial Shareholder.

If common shares are listed in an account statement provided to a shareholder by a broker, then in almost all cases those common shares will not be registered in such shareholder’s name on the records of the Company. Such common shares will more likely be registered under the name of the shareholder’s broker or an agent of that broker. In Canada, the vast majority of such shares are registered under the name of CDS & Co. (the registration name for The Canadian Depository for Securities, which company acts as nominee for many Canadian brokerage firms), and in the United States, the vast majority of such shares are registered in the name of Cede & Co. (the registration name for the Depositary Trust Company, which company acts as nominee for many United States brokerage firms). The directors and officers of the Company do not know for whose benefit the common shares registered in the name of CDS & Co. or Cede & Co. are held.

In accordance with National Instrument 54-101 – “Communications with Beneficial Owners of Securities of a Reporting Issuer”, the Company has distributed copies of the Notice of the December 16th Meeting, this Supplemental Information Booklet and the Proxy to the clearing agencies and intermediaries for onward distribution to Beneficial Shareholders. Applicable regulatory policy requires intermediaries/brokers to seek voting instructions from Beneficial Shareholders in advance of shareholders’ meetings unless the Beneficial Shareholders have waived the right to receive meeting materials. Every intermediary/broker has its own mailing procedures and provides its own return instructions, which should be carefully followed by Beneficial Shareholders in order to ensure that their common shares are voted at the meeting. Often the form of proxy supplied to a Beneficial Shareholder by its broker is identical to the form of proxy provided by the Company to the registered shareholders. However, its purpose is limited to instructing the registered shareholder how to vote on behalf of the Beneficial Shareholder. Should a Beneficial Shareholder receiving such a form wish to vote at the December 16th Meeting, the Beneficial Shareholder should strike out the names of the Management Proxyholders named in the form and insert the Beneficial Shareholder’s name in the blank provided.

The majority of brokers now delegate responsibility for obtaining instructions from clients to ADP Investor Communications Services (“ADP”). ADP typically applies a special sticker to the proxy forms, mails those forms to the Beneficial Shareholders and asks Beneficial Shareholders to return the proxy forms to ADP. ADP then tabulates the results of all instructions received and provides appropriate instructions respecting the voting of common shares to be represented at the December 16th Meeting. A Beneficial Shareholder receiving a proxy with an ADP sticker on it cannot use that proxy to vote common shares directly at the December 16th Meeting - the proxy must be returned to ADP well in advance of the December 16th Meeting in order to have the common shares voted.

All references to shareholders in this Supplemental Information Booklet and the accompanying form of Proxy and

Notice of the December 16th Meeting are to shareholders of record unless specifically stated otherwise. Voting of Proxies

Shares represented by properly executed proxies in favour of persons designated in the enclosed form of proxy will be voted for all matters to be voted on at the December 16th Meeting as set out in the Circular or withheld from voting if so indicated on the form of proxy.

The common shares represented by proxies will, on any poll where a choice with respect to any matter to be acted upon has been specified in the form of proxy, be voted in accordance with the specification made.

Such common shares will on a poll be voted in favour of each matter for which no choice has been specified or where both choices have been specified by the shareholder.

The enclosed form of proxy when properly completed and delivered and not revoked confers discretionary authority upon the person appointed proxy thereunder to vote with respect to amendments or variations of matters identified in the Notice of Reconvened Meeting, and with respect to other matters which may properly come before the December 16th Meeting. In the event that amendments or variations to matters identified in the Notice of Reconvened Meeting are properly brought before the December 16th Meeting or any further or other business is properly brought before the December 16th Meeting, it is the intention of the persons designated in the enclosed form of proxy to vote in accordance with their best judgement on such matters or business. At the time of the printing of this Supplemental Information Booklet, the management of the Company knows of no such amendment, variation or other matter which may be presented to the December 16th Meeting.

Questions and Inquiries

If a Registered or a Non-Registered Holder has any questions or requires assistance with the deposit or revocation of proxies or voting instruction forms, please contact Allen Nelson & Co. at (800) 932-0181.

Recent Developments

The November 3rd Meeting

On September 17, 2004 the board of directors of the Company, including Mr. Henry Fenig the representative of Pan Atlantic Bank and Trust Company Ltd., determined that the annual general meeting of its shareholders for the 2004 calendar year would be held in Vancouver, BC on November 3, 2004. The materials to be mailed to shareholders were reviewed by the board of directors of the Company prior to mailing. No member of the board of directors identified any unusual items of business to be set before the shareholders at the November 3rd Meeting. Management submitted to the board the proposed list of the names of the six incumbent directors for re-election to the board of directors at the November 3rd Meeting. All directors of Arizona Star, including Mr. Fenig, voted in favour of the nominees, whose names were then listed in the November 3rd Meeting materials that were distributed to shareholders of the Company.

At the November 3rd Meeting, Mr. Richer, as Chairman, advised the meeting that he had reviewed two forms of proxy, which purported to vote approximately 12 million shares, and had taken counsel as to the validity of the proxies. The Chairman stated that based on his review of the proxies and the advice that he had received, he was satisfied that the forms of proxy in question were not proper and did not confer authority to vote at the November 3rd Meeting. Accordingly, the Chairman ruled the forms of proxy to be unacceptable and neither of them were counted in the proxy tabulation report for the November 3rd Meeting.

The Chairman then advised the November 3rd Meeting, that the directors of Arizona Star had recently had discussions with Mr. Henry Fenig, who is on Arizona Star's Board as a nominee of Pan Atlantic Bank and Trust Company Ltd., a member of the Friedberg group of companies (the “Friedberg Group”) and a significant shareholder of Arizona Star. These discussions had led the Board to believe that this dissident shareholder wished to elect a dissident slate of directors at the November 3rd Meeting, and install new management. The Chairman believed that, following consultation with the Company’s two fully independent directors, it was appropriate to adjourn the November 3rd Meeting to December 16, 2004, in order to allow all of the shareholders of Arizona Star the opportunity to participate in this important decision on an informed basis. The motion to adjourn the November 3rd Meeting was passed unanimously.

It is important to note that management did not seek to elect its director nominees for a further year at the November 3rd Meeting, although it could have done so.

It is the intention of Arizona Star that the adjournment of the November 3rd Meeting will allow all shareholders to review additional information and make an informed decision.

Views of Fully Independent Directors

Independent Directors

The board of directors of Arizona Star is constituted of six directors. For the purposes of the December 16th Meeting, two of the directors Mr. Paul Kostuik and Mr. Stephen Kay may be considered as unrelated and fully independent directors. An unrelated director is a director who is independent of management and is free from any interest and any business or other relationship which could, or could reasonably be perceived to, materially interfere with the director’s ability to act with a view to the best interests of the Company. There are four related directors with respect to the December 16th Meeting. Three directors are related directors by virtue of their relationship with Bema Gold Corporation (“Bema”), a company which owns 2,058,220 common shares of Arizona Star, which represents approximately 5% of the issued and outstanding common shares of the Company. Bema also provides management services to Arizona Star pursuant to a management services agreement. Mr. Roger Richer is the Secretary, Vice-President Administration and General Counsel of Bema, Mr. Clive Johnson is a director and the President of Bema, and Mr. Barry Rayment is a director of Bema. Mr. Fenig, a director of Arizona Star, is also the representative of Pan Atlantic Bank and Trust Company Ltd., which is the dissident shareholder.

Below is a brief biography of the two fully independent directors of Arizona Star.

Stephen J. Kay, Director

Mr. Kay is a British-born geologist with 31 years of gold exploration and development experience in Europe, South Africa, South America and the United States. During his 10 years (1973-1983) with Gold Fields Group, Mr. Kay was responsible for the initial drilling of the 3 million ounce Mesquite gold deposit in California. With Amselco Exploration (BP Minerals) from 1983 to 1985, Mr. Kay was involved in the discoveries of the Colosseum Mine and the Yellow Aster Mine, both in California. From 1985 to 1993, Mr. Kay was founder and President of GD Resources Inc., a highly successful privately owned smelter of precious metal by-products from U.S. gold mines. Since 1993 he has been President, Chief Executive Officer, and a director of International Minerals Corporation. In addition Mr. Kay is President, Chief Financial Officer and a director of Ventura Gold Corp. Mr. Kay is also a director of Consolidated Puma Minerals Corp. and Victoria Resource Corporation (both of which are Canadian junior public companies, and are affiliates of Bema).

Paul Kostuik, Director

Mr. Kostuik began his extensive mining career working in underground mines in several Canadian companies culminating in his appointment in 1968 as Technical Assistant to the President, Keir Addison Gold. In 1970 Mr. Kostuik joined Molycorp Inc. in New York, assuming responsibility for its mining activities as Vice President, Mining and Exploration. Following success at developing what was at the time the largest open pit operation in North America, in 1974 Mr. Kostuik then joined Vulcan Materials Company, a Fortune 500 company and the world's foremost producer of construction aggregates, as President of its Southeast Division. Mr. Kostuik was promoted to Executive Vice president in 1977 with responsibility for all construction materials Divisions, and in 1980 he was elected to Vulcan's Board of Directors. During his tenure, production and sales were doubled and profits increased fourfold.

Mr. Kostuik was appointed President and Chief Operating Officer of Quintette Coal Limited in 1985, serving a seven year period on its board of directors, as well as on the board of its major shareholder, Denison Mines Ltd.

Following a successful long term sales contract arbitration and debt restructuring at Quintette, in 1992 Mr. Kostuik joined the board of directors of Jordex Resources. Two years later Mr. Kostuik was appointed President and Chief Executive Officer, during which time he successfully negotiated with Anglo American its purchase of 85% ownership in, and the commercialization of the world scale Loma de Hierro nickel project in Venezuela. Mr. Kostuik has been a consultant to the mining industry since 1999.

Mr. Kostuik is a registered Professional Engineer in Ontario, and is a member of the American Institute of Mining Engineers, the Mining and Metallurgical Society of America and the Canadian Institute of Mining and Metallurgy. In the past he has served as Chairman of the Coal Association of Canada, Chairman of Queen's University Engineering Advisory Council and on the Executive Committee of the National US Stone Association. Mr. Kostuik holds BSc (Eng.) and MSc (Eng.) degrees in Mining Engineering from Queen's University, Canada.

Messrs. Kay and Kostuik have requested that their views on this matter be included herein.

THE FULLY INDEPENDENT DIRECTORS OF ARIZONA STAR RECOMMEND THAT THE SHAREHOLDERS VOTE MANAGEMENT’S WHITE PROXY FOR ALL MANAGEMENT’S DIRECTOR NOMINEES, AND ALL OTHER PROPOSALS, AT THE DECEMBER 16TH MEETING.